Exhibit 12.1

V.F. Corporation Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years
	2017	2016	2015	2014	2013
	(dollars in millions, except ratio data)
Earnings:
Income from continuing operations before income taxes	$1,416	$1,285	$1,564	$1,579	$1,376
Add:
(Income) loss attributable to noncontrolling interests	—	—	—	—	—
Amortization of capitalized interests in current and prior periods(1)	—	—	—	—	—
Fixed charges (see calculation below)	228	219	207	202	187
Less:
Income from equity method investments	—	—	—	—	—
Capitalized interest	(2)	(2)	(1)	(2)	(4)

Total Earnings	$1,642	$1,502	$1,770	$1,779	$1,559

Fixed Charges:
Interest and debt expense(2)	$102	$95	$89	$87	$85
Capitalized interest	2	2	1	2	4
Representative interest portion of rent expense(3)	124	122	117	113	98

Total Fixed Charges	$228	$219	$207	$202	$187

Ratio of Earnings to Fixed Charges:
Earnings	$1,642	$1,502	$1,770	$1,779	$1,559
Fixed Charges (4)	228	219	207	202	187
Ratio of Earnings to Fixed Charges	7.2 x	6.9 x	8.6 x	8.8 x	8.3 x

(1)	Rounds to immaterial amounts.
(2)	Interest and debt expense includes interest on indebtedness, amortization of debt discount and expenses, and excludes interest related to reserves for income taxes, as such interest is included in the provision for income taxes.
(3)	One-third of rent expense (excluding contingent rent expense) represents a reasonable approximation of the interest factor.
(4)	There were no preferred stock dividends in any periods presented.